Exhibit 99.3

December 20, 2022

Alberta Securities Commission

Authorité des marchés financiers

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan, Securities Division Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Ontario Securities Commission

Superintendent of Securities, Newfoundland and Labrador

Superintendent of Securities, Northwest Territories

Superintendent of Securities, Nunavut

Superintendent of Securities, Prince Edward Island

Superintendent of Securities, Yukon

The Manitoba Securities Commission

Dear Sirs/Mesdames:

Re:	VersaBank
Change of Auditor Notice dated 14/12/22

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours sincerely,

/s/ Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

Cc: The Board of Directors, VersaBank

A member firm of Ernst & Young Global Limited